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17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-16555

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D L Baker & Co., Incorporated DBA Baker & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 Detroit Rd. Suite 100
(No. and Street)

Rocky River (City) | Ohio (State) | 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa J Henahan — 216-696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney + Novotny LLC
(Name – *if individual, state last, first, middle Name*)

1111 Superior Ave. 7th Floor (Address) | Cleveland (City) | Ohio (State) | 44114 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 04 2020

Washington, DC

FOR OFFICIAL USE

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.* *See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Melissa J. Henahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. L. Baker & Co., Incorporated DBA Baker & Co., Incorporated, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MELISSA J HENAHAN
Chief Financial Officer
Title

Notary Public

NOTARIAL SEAL STATE OF OHIO
RYAN P HENAHAN
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
10-15-2023
Recorded in
Cuyahoga County

This report ** contains (check all applicable boxes):

X (a) Facing Page.

X (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

X (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney
Maloney · Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated, dba Baker & Co. Incorporated, as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of D.L. Baker & Co., Incorporated as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of D.L. Baker & Co., Incorporated's management. Our responsibility is to express an opinion on D.L. Baker & Co., Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to D.L. Baker & Co., Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Maloney + Novotny LLC

We have served as D.L. Baker & Co., Incorporated's auditor since 2007.

Cleveland, Ohio
February 26, 2020

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 125,094	$ -	$ 125,094
Restricted cash	50,000	-	50,000
Receivable - clearing broker	39,391	1,675	41,066
Marketable securities owned - at market value	899,662	-	899,662
Right of Use - Operating Lease		73,505	73,505
Furniture and equipment at cost, less accumulated depreciation of $19,210	-		-
Total assets	$ 1,114,147	$ 75,180	$ 1,189,327

LIABILITIES AND SHAREHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable and accrued expenses	$ 15,436	$ -	$ 15,436
Lease Liability		73,505	73,505
Total Liabilities	15,436	73,505	88,941
SHAREHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 500 shares			
Issued and outstanding – 204 shares			1,020
Additional paid-in-capital			394,494
Retained earnings			704,872
Total shareholders' equity			1,100,386
Total liabilities and shareholders' equity			$ 1,189,327

The accompanying notes are an integral part of the financial statement.

D. L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D. L. Baker & Co., Incorporated dba Baker & Co., Incorporated, (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company provides financial planning and advisory services. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

B. Cash and Cash Equivalents- Cash and cash equivalents consist of cash and money market funds. At December 31, 2019, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company places its other temporary cash investments with financial institutions, which are insured up to FDIC limits.

C. Receivables and Credit Policies-Receivables from clearing broker comprise of obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions' receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Accounts are charged off when management determines the cost of collection efforts exceeds the balance due. In the opinion of management, at December 31, 2019, all receivables were considered collectible and no allowance was necessary.

PART III

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Marketable Securities owned - Marketable securities consist primarily of equities and mutual fund shares and are classified as trading securities, as such, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized losses on investments of $25,084 are included in trading gains - net in the statement of income. Total realized gains were $184,700 for the year ended December 31, 2019. Shares in NASDAQ Stock Market, Inc. Intercontinental Exchange Group Inc., and Goldman Sachs Capital Growth Fund comprised approximately 90% of the Company's total investments as of December 31, 2019.

E. Furniture and Equipment-Furniture and equipment are capitalized and depreciated using the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

F. Securities Transactions – Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company uses the specific identification method to determine the cost of securities sold. Interest income is recognized as earned. Dividend income is recognized on the ex-dividend date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis on the statement of financial condition.

G. Revenue from contracts with customers. The Company has the following two types of arrangements to generate revenue from contracts with customers.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue over the quarter they relate to as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

H. Promotion and Advertising Costs – Promotion and advertising costs are expensed as incurred and totaled $450 in 2019.

D.L. BAKER & CO., INCORPORATED

PART III

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders. Therefore, no provisions or liability for federal income taxes has been included in the financial statements, however, the Company is liable for certain state and local taxes.

The Company does not have significant unrecognized tax benefits as of December 31, 2019.

J. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

K. Fair Value of Financial Instruments – The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of fair value due to the short-term nature of these financial instruments.

The Company estimates the fair value of financial instruments using available market information and other generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels:

Level 1 – Quoted market prices in active markets for identical assets and liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs in which little or no market data exists.

The Company records its marketable securities holdings based upon quoted prices on national indexes as of the last business day of trading, and are classified as Level 1 measurements.

L. Subsequent Events – The Company has evaluated all events subsequent to the statement of financial position of December 31, 2019, through February 24, 2019, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure.

M. New Accounting Standards - In 2019, the Company adopted ASU No. 2016-02, "Leases" ("ASU 2016-02"). The guidance requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases.

On January 1, 2019, the Company's lease was for less than 12 months. The Company elected to take the accounting policy election for short term leases and the practical expedients. So, no cumulative effect adjustment was recorded at that time. During 2019, the Company renewed its lease for two years. See Note 7.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2019, the Company had net capital of $920,434 which was $820,434 in excess of its required net capital of $100,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .016 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. REPORT DISCLOSURE

Part IIA of the D.L. Baker & Co., Incorporated Focus Report (Form X-17A-5), dated December 31, 2019, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Rocky River, Ohio.

NOTE 6. EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees were covered under a qualified profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors was able to elect to make a discretionary contribution. No discretionary contribution was authorized for 2019.

D.L. BAKER & CO., INCORPORATED

PART III

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in Rocky River, Ohio under a two-year operating lease, expiring September 30, 2021. The lease requires monthly payments of $3,630 and does not have any renewal options.

The Company recognized a right-to-use asset and lease liability upon renewing the lease during 2019. The asset and liability have a value of $73,505 as of December 31, 2019 which was determined by calculating the present value of the cash lease payments using a discount rate of 4%.

Rent expense was $43,560 for the year ended December 31, 2019 and is included in occupancy expenses.

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Contingencies

The Company is not aware of and has not accrued for additional contingencies.

D. L. Baker & Co., Incorporated

Form X-17A-5

Part III

December 31, 2019

(Available for Public Inspection)